Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 (unaudited)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS AT

(unaudited - expressed in thousands of Canadian dollars)	Note	June 30 2018	December 31 2017 (restated - note 4)	January 1 2017 (restated - note 4)

Current Assets
Cash and cash equivalents		$22,350	$17,906	$20,382
Accounts and other receivables		4,477	2,086	2,938
Restricted cash and deposits	6	—	499	—
Investments	7	588	728	1,691
Inventories		654	646	151
Prepaid expenses and other		1,264	538	401
		29,333	22,403	25,563

Non-Current Assets
Restricted cash and deposits	6	2,631	6,593	6,948
Investments	7	364	1,027	—
Inventories		4,647	4,743	5,110
Property, plant and equipment	8	16,101	16,256	16,250
Mineral properties	9	72,546	64,587	55,620
Embedded derivative asset	10	7,263	6,600	—
Intangible assets and other		643	115	195

Total Assets		$133,528	$122,324	$109,686

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$6,674	$3,601	$1,832
Environmental services contract loss provision		—	25	121
Deferred revenue		87	87	167
Flow-through share premium pending renunciation		1,601	276	—
		8,362	3,989	2,120
Non-Current Liabilities
Environmental services contract loss provision		43	101	156
Deferred revenue		65	109	170
Decommissioning and rehabilitation provision	12	5,230	5,055	4,955
Deferred income tax liabilities (asset)		431	614	(950)

Total Liabilities		14,131	9,868	6,451

Shareholders' Equity		119,397	112,456	103,235
Total Liabilities and Shareholders' Equity		$133,528	$122,324	$109,686

COMMITMENTS	21
ACQUISITION OF CONTANGO STRATEGIES LTD.	5

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30
(unaudited - expressed in thousands of Canadian dollars, except per share amounts)		Three months ended		Six months ended
	Note	2018	2017	2018	2017
			(restated-note 4)		(restated-note 4)

Revenues
Environmental services revenue		$3,545	$2,504	$6,309	$4,439
Cost of Sales
Environmental services costs		2,177	1,591	4,111	2,977
Total Gross Profit		1,368	913	2,198	1,462

General and administrative expenses	14	2,856	2,769	6,264	6,207
Mine site care and maintenance	15	952	488	1,633	931
		3,808	3,257	7,897	7,138

Operating Loss		(2,440)	(2,344)	(5,699)	(5,676)

Other Income (Expenses)
Other income and expenses	16	701	32	720	62
Gain (loss) on investments	7	(43)	(289)	(417)	1,969
Foreign exchange gain (loss)		12	(31)	37	(89)

Loss Before Taxes		(1,770)	(2,632)	(5,359)	(3,734)

Income Tax Provision (Recovery)
Deferred		126	104	(202)	(25)

Net Loss		(1,896)	(2,736)	(5,157)	(3,709)

Other Comprehensive Loss
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		50	61	104	85
Gain (loss) on FVTOCI investments, net of tax	7	(135)	(75)	(455)	337
Recylce gain on previously recorded available-for-sale investments, net of tax		—	—	—	(356)
Other Comprehensive Income (Loss)		(85)	(14)	(351)	66
Total Comprehensive Loss		$(1,981)	$(2,750)	$(5,508)	$(3,643)

Basic and diluted loss per common share		$(0.02)	$(0.03)	$(0.05)	$(0.04)
Weighted average number of common shares outstanding		102,482,598	100,658.527	101,989,187	98,940,820

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	2018	2017	2018	2017
		(restated-note 4)		(restated-note 4)

Cash Flows used in Operating Activities
Net loss	$(1,896)	$(2,736)	$(5,157)	$(3,709)
Items not affecting cash from operations:
Deferred revenue	(22)	(34)	(44)	(98)
Environmental services contract loss provision	(11)	25	(83)	49
Depreciation of property, plant and equipment	412	447	785	933
Amortization of intangible assets	12	24	26	52
Share-based compensation expense	632	519	1,769	1,661
Finance costs, foreign exchange and other	(593)	(14)	(530)	(514)
Realized gain on disposition of investments	—	—	—	(1,204)
Unrealized loss (gain) on investments	73	289	448	(765)
Advisory fees paid in shares	—	500	—	500
Deferred income tax provision (recovery)	127	104	(201)	(25)
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(1,510)	(185)	(1,773)	890
(Increase) decrease in inventories	95	22	190	28
Increase (decrease) in prepaid expenses and other current assets	175	(289)	265	(501)
Increase in accounts payable and accrued liabilities	597	162	581	322
	(1,909)	(1,166)	(3,724)	(2,381)

Cash Flows (used in) from Investing Activities
Expenditures on mineral properties	(3,148)	(1,165)	(5,741)	(1,679)
Purchase or disposal of property, plant and equipment	(107)	(368)	(310)	(733)
Decrease in restricted cash	4,463	—	4,463	—
Acquisition of subsidiary	(536)	—	(536)	—
Exercise of investment warrants	(52)	—	(184)	—
Proceeds from disposal of investments	52	—	52	2,003
	672	(1,533)	(2,256)	(409)

Cash Flows from (used in) Financing Activities
Proceeds from issuance of shares	9,042	9,043	9,042	9,043
Issuance costs	(863)	(716)	(863)	(716)
Proceeds from exercise of warrants	2,002	—	2,027	389
Proceeds from exercise of stock options	188	10	218	156
	10,369	8,337	10,424	8,872

Increase in Cash and Cash Equivalents	9,132	5,638	4,444	6,082
Cash and Cash Equivalents - Beginning of Period	13,218	20,826	17,906	20,382
Cash and Cash Equivalents - End of Period	$22,350	$26,464	$22,350	$26,464

SUPPLEMENTAL CASH FLOW INFORMATION (see note 18)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017
(unaudited - expresesed in thousands of Canadian dollars)

	Common Shares

	Number of Shares	Amount	Warrants	Share Options and RSU’s	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance - December 31, 2017 (restated - note 4)	101,280,850	$202,389	$2,092	$6,660	$15,743	$(113,297)	$(1,131)	$112,456

Net loss	—	—	—	—	—	(5,157)	—	(5,157)
Other comprehensive loss	—	—	—	—	—	—	(351)	(351)
Share-based compensation expense recognized	—	—	—	2,045	—	—	—	2,045
Equity offering, net of issuance costs	4,703,000	6,806	—	—	—	—	—	6,806
Credit Facility fee - warrants	—	—	938	—	—	—	—	938
Acquistion of Contango Strategies	237,999	416	—	—	—	—	—	416
Exercise of share options	281,666	323	—	(106)	—	—	—	217
Exercise of warrants	1,167,351	2,697	(670)	—	—	—	—	2,027
Share options forfeited or expired	—	—	—	(3,064)	3,064	—	—	—
Release of RSU settlement shares	318,036	497	—	(497)	—	—	—	—

Balance - June 30, 2018	107,988,902	$213,128	$2,360	$5,038	$18,807	$(118,454)	$(1,482)	$119,397

Balance - December 31, 2016 (restated - note 4)	92,950,194	$186,952	$2,134	$7,216	$12,880	$(105,483)	$(464)	$103,235

Net loss	—	—	—	—	—	(3,709)	—	(3,709)
Other comprehensive income	—	—	—	—	—	—	66	66
Equity offering, net of issuance costs	4,205,820	7,222	72	—	—	—	—	7,294
Shares issued - advisory fees	250,000	500	—	—	—	—	—	500
Shares issued - consideration for Wheaton	3,000,000	6,600	—	—	—	—	—	6,600
Share-based compensation expense recognized	—	—	—	1,920	—	—	—	1,920
Exercise of share options	116,006	231	—	(75)	—	—	—	156
Exercise of warrants	422,068	497	(108)	—	—	—	—	389
Share options forfeited or expired	—	—	—	(2,801)	2,801	—	—	—
Release of RSU settlement shares	221,667	298	—	(298)	—	—	—	—
Balance - June 30, 2017 (restated - note 4)	101,165,755	202,300	2,098	5,962	15,681	(109,192)	(398)	116,451

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprising mineral exploration and mine development in Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements (except for those policies disclosed in Note 3), being for the year ended December 31, 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. Note 4 discloses the effects of the adoption of new IFRS pronouncements and changes in existing accounting policies for all periods presented. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 13, 2018.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Amended Accounting Policies

The following are significant accounting policies that have changed as a result of the adoption of IFRS 15 and IFRS 9 and related policy choices as noted in italics. All other significant accounting policies are consistent with those reported in our 2017 annual consolidated financial statements.

(a)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation has elected to follow a policy of applying the proceeds received from the silver streaming arrangement with Wheaton Precious Metals (“Wheaton”) explained further in Note 10, as a credit to the carrying value of the Exploration and Evaluation Property. Accordingly, this has been applied retrospectively and the initial deposit has been applied as an offset against the mineral interest asset, with the cumulative catch up adjustment in the amount of $12,400,000 recognized in opening retained earnings (Note 4).

At each reporting date, exploration and evaluation assets are evaluated, classified as mining operations assets upon achieving technical feasibility and determination of commercial viability.

(b)	Revenue Recognition

Revenue from environmental services are recognized upon the transfer of promised services based on the output appropriate to the particular service contract and when a customer has the ability to direct the use and obtain the benefits from the service.

(c)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Corporation classifies the financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification

The Corporation determines the classification of financial instruments at initial recognition.

Financial assets

a)	Debt - The classification of debt instruments is driven by the Corporation’s business model for managing the financial assets and the relevant contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest.

b)	Equity - Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Corporation may make an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI.

Financial liabilities

Financial liabilities are measured at amortized cost; unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Corporation has opted to measure at FVTPL.

(ii)	Measurement

Financial assets and liabilities at FVTPL

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income (loss) in the period in which they occur. Where the Corporation has opted to designate a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in Other Comprehensive Income (“OCI”).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost adjusted by any impairment.

Derivative financial instruments

When the Corporation enters into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions. Derivatives are classified as FVTPL.

Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to the host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract.

(iii)	Impairment of financial assets

Impairment of financial assets at amortized cost

The Corporation recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

The Corporation is applying the simplified method for trade receivables and is calculating expected credit losses at an amount equal to the lifetime expected credit loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv)	Derecognition

Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated OCI.

(v)	Fair value of financial instruments

The fair values of quoted investments are based on current prices. If the market for a financial asset is not active, the Corporation establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	Impacts of Change in Accounting Policy and Adoption of New IFRS Pronouncements

The Corporation has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. In light of the changes to the revenue standard to IFRS 15, management has changed their treatment under IFRS 6 for the partial distribution of the mineral interest.

Adjustments to Consolidated Financial Statements

The table below summarizes the adjustments to previously reported figures related to the policy change pertaining to IFRS 6, which is more fully described below:

Adjustments to Condensed Consolidated Balance Sheets

	December 31 2017	June 30 2017	January 1 2017

Equity before accounting changes	$100,060	$103,971	$90,673
Adjustments to equity relating to:
Property plant and equipment	2,117	2,201	2,283
Mineral properties	(10,229)	(10,229)	(10,229)
Deferred income tax liabilities	2,390	2,390	2,390
Silver streaming interest	18,118	18,118	18,118

Equity after accounting changes	$112,456	$116,451	$103,235

Adjustments to Condensed Consolidated Statements of Loss and Comprehensive Loss

	Year ended December 31 2017	Six months ended June 30 2017	Year ended January 1 2017

Loss before accounting changes	$(7,648)	$(3,627)	$(4,359)
Adjustments to loss relating to:
Depreciation and amortization	(165)	(82)	(165)

Loss after accounting changes	$(7,813)	$(3,709)	$(4,524)

Loss per share after accounting changes:
Basic and diluted	$(0.08)	$(0.04)	$(0.05)

The Corporation has assessed the impact of IFRS 15 on its silver streaming arrangement with Wheaton, as described in Note 10.  At the date the initial transaction was completed, the Corporation determined that the contract was a sale of a mineral interest and a related contract to provide extraction services.  Under its existing policy, the Corporation applies the provisions of IFRS 6, which allows for an accounting policy choice to either apply the proceeds received as a credit to the carrying value of the exploration and evaluation (“E&E”) asset, or account for the transaction as a partial sale, with deferral of the gain, to be recognized on a units-of-production sold basis. Upon the effective date of IFRS 15, the Corporation will continue to apply IFRS 6 guidance for the partial sale of the mineral interest, but has elected to change the policy to apply the proceeds received as a credit to the carrying value of the E&E asset. Management believes this approach to be more relevant and reliable.

Specifically, the USD $50,000,000 initial deposit recorded as consideration was applied against the carrying value of the mineral interest, with a gain being recognized to the extent that the value of the consideration exceeds the value of the mineral interest.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Overview of Changes to IFRS

The Corporation adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a modified retrospective approach in restating our prior period financial information.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. Management’s primary focus was evaluating contracts under our Environmental Services business, as this is currently the Corporation’s primary source of revenue. Based on this analysis, the Corporation does not have significant changes to the timing and amount of our revenue recognition related to from environmental services under IFRS 15, as the majority of its contracts contain a single performance obligation. Consequently, consistent with the Corporation’s existing policy, revenue is recognized “over time”, as the services are provided.

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in OCI rather than in net earnings. The Corporation has made the irrevocable classification choice to record fair value changes on its equity investments in OCI (Note 15). This election resulted in a nil reclassification from the Corporation’s retained earnings to AOCI, on January 1, 2018.

Credit risk arises from cash and cash equivalents and trade receivables. While the Corporation is exposed to credit losses due to the non-performance of its counterparties, there are no significant concentrations of credit risk and the Corporation does not consider this to be a material risk. The Corporations customers with whom the current business operations are with include government bodies and reputable businesses.

The Corporation has implemented a process for managing expected credit loss provisions related to trade receivables going forward under IFRS 9. For its trade receivables, the Corporation applies the simplified approach for determining expected credit losses, which require the Corporation to determine the lifetime, expected losses for all its trade receivables. The expected lifetime credit loss provision for its trade receivables is based on historical counterparty default rates and adjusted for relevant forward looking information, when required. Because of factors including that the majority of its customers are considered to have low default risk and the Corporation does not extend credit to customers with a high default risk, the historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as atJune 30, 2018. Accordingly, the Corporation did not record any adjustment relating to the implementation of the expected credit loss model for its trade receivables.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation has assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification IAS 39	New classification IFRS 9
Financial Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Short-term deposits	Amortized cost	Amortized cost
Equity securities	Available-for-sale	FVOCI
Warrants	Available-for-sale	FVTPL
Trade accounts receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Derivative assets	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost

Financial Liabilities
Trade and other payables	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

5.	Acquisition of Contango Strategies Ltd.

On June 15, 2018 the Corporation’s wholly owned subsidiary, AEG, completed the acquisition of Contango Strategies Ltd. (“Contango”), a private company based in Saskatoon, Saskatchewan. The Corporation concluded that the acquisition of Contango is considered a business combination under IFRS 3.

AEG acquired 100% of the outstanding common shares of Contango in exchange for consideration of $1,388,000 comprising $971,600 in cash and 237,999 common shares of Alexco at a value of $416,400. The common shares were valued at $1.75 per share using the market price on the date of issuance. Settlement of the consideration is in two tranches with $1,018,000 (comprising $601,600 in cash and $416,400 in Alexco common shares) paid on closing with the remaining $370,000 cash payment to be made on the first anniversary of the closing of the transaction. The acquisition includes all of Contango’s operations including $450,000 in working capital and property, plant and equipment.

Acquisition related costs in the amount of $28,000 were incurred and have been recognized as an expense in the consolidated statement of loss, as part of other expenses.

Goodwill of $550,000 is primarily related to growth expectation, expected future profitability and the substantial skill and expertise of Contango’s employees. Goodwill is reflected on the Balance Sheet under intangible assets and is not expected to be deductible for tax purposes.

The allocation of the purchase price is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

The date of the acquisition for accounting purposes is June 15, 2018 being the closing date of the share purchase agreement and the date consideration was formally exchanged. The preliminary allocation of the purchase price of Contango based on management’s estimate of fair values is as follows:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Fair value of consideration
Amount settled in cash	$602
Fair value of common shares issued	416
Fair value of cash to be settled in one year	370
Total fair value of consideration	$1,388

Fair value of identifiable assets acquired and liabilities assumed from Contango:
Cash and cash equivalents	66
Accounts and other receivables	618
Inventory	102
Prepaid expenses	54
Property, plant and equipment	333
Accounts payable and accrued liabilities	(335)
Net identifiable assets acquired and liabilities assumed	$838

Goodwill on acquisition	$550

Net cash outflow on acquisition	$536

Acquisition costs charged to expenses	$28

Below is a proforma summary of the revenues, cost of sales and net income (loss) incurred by Contango for the period January 1, 2018 to June 14, 2018 combined with the revenue, cost of sales and net loss for Alexco for the six month period ended June 30, 2018:

Selected Financial Information	Contango Strategies Ltd.	Alexco Resource Corp.	Proforma Combined Entities

	For the period January 1, 2018 to June 14, 2018	For the six months ended June 30, 2018	For the six months ended June 30, 2018

Environmental services revenue	$1,162	$6,309	$7,471

Environmental services costs of sales and other expenses	1,026	4,111	5,137

Net income (loss)	$136	$(5,157)	$(5,021)

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Restricted Cash and Deposits
	June 30 2018	December 31 2017

Security for decommissioning obligations	$2,545	$6,507
Security for remediation services agreement	—	499
Other	86	86

Restricted cash and deposits	2,631	7,092

Less: current portion	—	499

	$2,631	$6,593

Security for decommissioning obligations of $2,545,000 as at June 30, 2018 (December 31, 2017 - $6,507,000) includes cash collateral and a surety bond representing security for future reclamation and closure activities for the Bellekeno, Bermingham, Flame & Moth, Lucky Queen and Onek deposits.

7.	Investments

	June 30 2018	December 31 2017

Common shares held	$841	$673
Warrants held	111	1,082

Investments	952	1,755
Less: current portion	588	728

	$364	$1,027

As of June 30, 2018, the Corporation held 4,775,000 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2017 - 4,775,000) and 1,320,000 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2017 - 300,000). As of June 30, 2018, the Corporation also held 4,375,000 warrants of Banyan (December 31, 2017 - 4,375,000) with an exercise price of $0.115 and 300,000 warrants of Golden Predator (December 31, 2017 - 1,425,000) with an exercise price of $1.00 per share.

During the three and six month periods ended June 30, 2018, the Corporation recorded a pre-tax gain (loss) on investments in the amount of the $(43,000) and $(417,000) (2017 - $(289,000) and $1,969,000), respectively. The loss on investments for the three and six month periods ended June 30, 2018 consisted of a fair value measurement adjustment on warrants held in Banyan and Golden Predator respectively, through the statement of loss. During the same periods, the Corporation also recorded in other comprehensive loss (gain) a fair value adjustment loss, net of tax of $(135,000) and $(455,000) (2017 - $(75,000) and $337,000), respectively, on common shares held in Banyan and Golden Predator.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2017 (restated - note 4)	$1,709	$5,343	$22,749	$8,475	$1,335	$39,611
Additions	—	—	—	670	66	736
Decommission
change in estimate	—	—	73	—	—	73

June 30, 2018	$1,709	$5,343	$22,822	$9,145	$1,401	$40,420

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2017 (restated - note 4)	$351	$4,692	$10,270	$6,767	$1,275	$23,355
Depreciation	39	79	589	233	24	964
Disposal	—	—	—	—	—	—

June 30, 2018	$390	$ 4, 771	$10,859	$7,000	$1,299	$24,319

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2017 (restated - note 4)	$1,358	$651	$12,479	$1,708	$60	$16,256

June 30, 2018	$1,319	$572	$11,963	$2,145	$102	$16,101

During the three and six month periods ended June 30, 2018, the Corporation recorded total depreciation of property, plant and equipment of $482,000 and $964,000 (2017 - $462,000 and $941,000), respectively, of which $412,000 and $785,000 (2017 - $406,000 and $851,000), respectively, has been charged to income with $18,000 and $49,000 (2017 - $22,000 and $71,000), respectively, recorded in environmental services cost of sales and $394,000 and $736,000 (2017 - $384,000 and $780,000), respectively, reflected under general expenses and mine site care and maintenance.

Of the depreciation recorded, $70,000 and $179,000 (2017 - $56,000 and 90,000), respectively, were related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Mineral Properties

	December 31 2017 (restated - note 4)	Expenditures Incurred	June 30 2018

Mineral Properties
Keno Hill District Properties
Bellekeno	$6,885	$130	$7,015
Lucky Queen	693	48	741
Onek	1,034	23	1,057
McQuesten[i]	1,997	—	1,997
Silver King	4,464	—	4,464
Flame & Moth	22,455	2,033	24,488
Bermingham	23,376	5,010	28,386
Elsa Tailings	884	—	884
Other Keno Hill Properties	2,799	715	3,514

Total	$64,587	$7,959	$72,546

	December 31 2016 (restated - note 4)	Expenditures Incurred	December 31 2017 (restated - note 4)

Mineral Properties
Keno Hill District Properties
Bellekeno	$6,809	$76	$6,885
Lucky Queen	563	130	693
Onek	1,018	16	1,034
McQuesten[i]	1,924	73	1,997
Silver King	4,464	—	4,464
Flame & Moth	21,966	489	22,455
Bermingham	15,193	8,183	23,376
Elsa Tailings	884	—	884
Other Keno Hill Properties	2,799	—	2,799

Total	$55,620	$8,967	$64,587

(i)	Effective May 24, 2017, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% the McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($421,566 incurred to June 30, 2018), issue 1,600,000 shares (400,000 shares issued to June 30, 2018), pay a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

June 30, 2018
Cost	$99,272	$63,733	$163,005
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$8,813	$63,733	$72,546

December 31, 2017 (restated - note 4)
Cost	$99,071	$55,975	$155,046
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$8,612	$55,975	$64,587

10.	Embedded Derivative Asset and Silver Stream

	June 30 2018	December 31 2017 (restated - note 4)

Embedded derivative asset - Beginning of period	$6,600	$—

Embedded derivative asset - Addition	—	6,600

Mark-to-market adjustment	663	—

Embedded derivative asset - End of period	$7,263	$6,600

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which is reset to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IFRS 9, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and is to be re-measured at fair value on a recurring basis at each period end with changes in value being recorded within the Statement of Loss.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at June 30, 2018, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and monthly silver price. The model currently relies upon inputs from the preliminary economic assessment (the “PEA”), such as payable ounces delivered and head grade, but will be updated in the future as a result of updated studies, mine plans and actual production. The valuation model for the embedded derivative has been updated to utilize a probability-based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

11.	Credit Facility

On February 23, 2018 the Corporation entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide a US$15,000,000 credit facility (the “Credit Facility”). The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date - February 23, 2021
•	Interest rate on funds drawn down: the greater of
•	7% plus US Dollar 3 month LIBOR and
•	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% draw down fee is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of $2.25 per share and a right by the Company to accelerate the expiry date to 30 days following the closing price of the shares exceeding $5.63 for more than 20 consecutive trading days
•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	The Corporation has the option to extend the availability period of draw down from twelve (12) to eighteen (18) months by issuing to Sprott 171,480 Alexco common shares before February 23, 2019.

As of June 30, 2018, no amounts have been drawn down on the Credit Facility.

12.	Decommissioning and Rehabilitation Provision
	June 30 2018	December 31 2017

Balance - beginning of period	$5,055	$4,955

Increase due to re-estimation	141	37
Accretion expense, included in finance costs	34	63

Balance - end of period	$5,230	$5,055

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,561,000 (December 31, 2017 - $6,187,000), with the expenditures expected to be incurred substantially over the course of the next 20 years. In determining the carrying value of the decommissioning and rehabilitation provision as at June 30, 2018, the Corporation has used a risk-free discount rate of 2.12% (December 31, 2017 - 2.11%) and an inflation rate of 2.0% (December 31, 2017 - 2.0%) resulting in a discounted amount of $5,230,000 (December 31, 2017 - $5,055,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place in the six month period ended June 30, 2018:

1.	On June 13, 2018, the Corporation completed a bought deal public offering and issued 4,703,000 flow-through common shares at a blended price of $1.92 per share for aggregate gross proceeds of $9,041,150. The Corporation incurred share issuance costs of $863,000.

2.	281,666 stock options were exercised for proceeds of $217,000.

3.	1,171,551 warrants were exercised for proceeds of $2,027,000.

4.	318,036 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

Warrants

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2017	Issued	Exercised	Expired	Balance at June 30, 2018
May 17, 2018	$1.75	4,872,820	—	(1,110,651)	(3,762,169)	—
May 17, 2018	$1.49	60,900	—	(60,900)	—	—
May 30, 2019	$2.15	126,174	—	—	—	126,174
Feb 23, 2023	$2.25	—	1,000,000	—	—	1,000,000

		5,059,894	1,000,000	(1,171,551)	(3,762,169)	1,126,174

On February 23, 2018 1,000,000 warrants were issued as a fee for the Credit Facility with Sprott (Note 11). The warrants were capitalized as a pre-payment for services, and are being amortized over the availability period of the facility to which it relates. The fair value of the warrants at the date of issuance was estimated using the Black-Scholes option pricing model, assuming a risk-free rate of 1.94% per annum, an expected life of options of 5 years, an expected volatility of 73% based on historical volatility, and no expected dividends.

Equity Incentive Plan

Under the Corporations equity incentive plan (the “Equity Incentive Plan”), the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at June 30, 2018, a total of 7,850,500 stock options and 273,989 RSUs were outstanding under the New Plan and a total of 2,674,401 remain available for future grants.

Incentive Stock Options

Generally stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance - December 31, 2017	$2.06	6,546,666	$6,258

Stock options granted	$2.07	2,524,000	—
Share-based compensation expense	—	—	1,714
Options exercised	$0.77	(281,666)	(106)
Options forfeited or expired	$5.83	(938,500)	(3,064)

Balance - June 30, 2018	$1.63	7,850,500	$4,802

Balance - December 31, 2016	$2.48	6,175,995	$6,996

Stock options granted	$2.31	1,645,500	—
Share-based compensation expense	—	—	2,204
Options exercised	$1.28	(126,332)	(78)
Options forfeited or expired	$4.78	(1,148,497)	(2,864)

Balance - December 31, 2017	$2.06	6,546,666	$6,258

During the six month period ended June 30, 2018, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free rate ranging from 2.01% to 2.16% (2017 - 1.02%) per annum, an expected life of options of 4 years (2017 - 4 years), an expected volatility average of 73% based on historical volatility (2017 - 73%), an expected forfeiture rate average of 2% (2017 - 4%) and no expected dividends (2017 - nil).

Incentive share options outstanding and exercisable at June 30, 2018 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	1.46	$0.60	35,000	$0.60
$0.60	1,005,333	1.62	$0.60	1,005,333	$0.60
$0.84	1,439,167	2.62	$0.84	1,439,167	$0.84
$1.73	600,000	2.95	$1.73	600,000	$1.73
$1.75	42,000	4.13	$1.75	42,000	$1.75
$1.78	150,000	3.00	$1.78	150,000	$1.78
$1.93	60,000	4.86	$1.93	15,000	$1.93
$1.94	496,500	0.62	$1.94	496,500	$1.94
$2.07	1,859,000	4.59	$2.07	464,750	$2.07
$2.07	587,000	4.59	$2.07	—	$2.07
$2.32	1,576,500	3.59	$2.32	1,182,375	$2.32

	7,850,500	3.23	$1.66	5,430,125	$1.46

The weighted average share price at the date of exercise for options exercised during the three and six month periods ended June 30, 2018 was $2.01 and $1.96 (2017 - $1.86 and $2.29), respectively.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the three and six month periods ended June 30, 2018, the Corporation recorded total share-based compensation expense of $664,000 and $1,714,000 (2017 - $535,000 and $1,580,000), respectively, which related to incentive share options, of which $101,000 and $277,000 (2017 - $94,000 and $259,000), respectively, was recorded to mineral properties and $563,000 and $1,437,000 (2017 - $441,000 and $1,321,000) has been charged to income.

Restricted Share Units

Generally RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at June 30, 2018, a total of 273,989 RSUs were outstanding.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance - December 31, 2017	398,325	$401

RSUs granted	193,700	—
Share-based compensation expense recognized	—	331
RSUs vested	(318,036)	(497)

Balance - June 30, 2018	273,989	$235

Balance - December 31, 2016	452,951	$220

RSUs granted	235,000	—
Share-based compensation expense recognized	—	340
RSUs vested	(221,667)	(298)

Balance - June 30, 2017	466,284	$262

During the six month period ended June 30, 2018 the Corporation granted a total of 193,700 RSUs (2017 - 235,000) with a total grant-date fair value determined to be $399,000 (2017 - $545,000). Included in general and administrative expenses for the three and six month periods ended June 30, 2018 is share-based compensation expense of $69,000 and $331,000 (2017 - $79,000 and $340,000), respectively, related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the six month period ended June 30, 2018 was $1.72 (2017 - $2.50).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three and six month periods ended June 30, 2018 and 2017 as follows:

Corporate	Three Months Ended		Six Months Ended
	2018	2017	2018	2017
General and administrative expenses
Depreciation	$23	$17	$48	$36
Amortization of intangible assets	3	4	6	7
Business development and investor relations	126	270	284	331
Office, operating and non-operating overheads	86	125	246	299
Professional and advisory	165	620	338	1,001
Credit Facility fee - warrants	281	—	380	—
Regulatory	12	7	155	132
Restructuring costs	28	—	92	—
Salaries and contractors	364	433	1,075	1,186
Share-based compensation	614	506	1,750	1,624
Travel	78	41	135	92

	$1,780	$2,023	$4,509	$4,708
Environmental Services	Three Months Ended		Six Months Ended
	2018	2017	2018	2017
General and administrative expenses
Depreciation	$19	$8	$34	$12
Amortization of intangible assets	10	20	20	45
Business development	82	125	97	216
Office, operating and non-operating overheads	278	144	487	338
Professional	37	8	46	16
Salaries and contractors	608	426	1,008	835
Travel	42	15	63	37

	$1,076	$746	$1,755	$1,499
Total General and Administrative Expenses	$2,856	$2,769	$6,264	$6,207

15.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three and six month periods ended June 30, 2018 and 2017 as follows:

	Three Months Ended		Six Months Ended
	2018	2017 (restated-note 4)	2018	2017 (restated-note 4)

Mine site care and maintenance
Depreciation	$350	$394	$651	$803
Office, operating and non-operating overheads	435	94	742	128
Other expenses	167	—	240	—

	$952	$488	$1,633	$931

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Other Income and expenses

The Corporation recorded other income and expenses for the three and six month periods ended June 30, 2018 and 2017 as follows:

	Three Months Ended		Six Months Ended
	2018	2017	2018	2017

Mine site care and maintenance
Mark-to-market adjustment for embedded derivative	$689	$—	$663	$—
Interest income	61	46	121	92
Other expenses	(49)	(14)	(64)	(30)

	$701	$32	$720	$62

17.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	June 30 2018	December 31 2017

Fair value through profit or loss
Warrants	Level 2	$111	$1,082
Embedded derivative - Wheaton agreement	Level 3	$7,263	$6,600

Fair value through other comprehensive loss
Investment in marketable securities	Level 1	$841	$673
		$8,215	$8,355

During the six month period ended June 30, 2018, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.90% (2017 - 1.10%) per annum, an expected life of options of 1.12 years (2017 - 1.84), an expected volatility of 116% (2017 - 138%) based on historical volatility and no expected dividends (2017 - nil).

During the six month period ended June 30, 2018, the fair value of the embedded derivative was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $663,000 (2017 - nil). The model currently relies upon inputs from the preliminary economic assessment dated March 29, 2017, and considers payable ounces delivered and head grade. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and six month periods ended June 30, 2018 and 2017 is summarized as follows:

	Three Months Ended		Six Months Ended
	2018	2017	2018	2017

Operating Cash Flows Arising From Interest and Taxes
Interest received	$17	$122	$46	$133

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$100	$94	$277	$259
Capitalization of depreciation to mineral properties	$70	$56	$179	$90
Capitalization of re-estimation of decommissioning and rehabilitation provision	$83	$30	$141	$7
Increase in non-cash working capital related to:
Mining operations properties	$25	$17	$33	$32
Exploration and evaluation properties	$1,578	$418	$1,660	$599

19.	Segmented Information

The Corporation had two operating segments during the three and six month periods ended June 30, 2018 and 2017, being firstly environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and secondly mining operations, including care and maintenance of the formerly operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration, underground development and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

Segmented information as at and for the three and six month periods ended June 30, 2018 and 2017 is summarized as follows:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three months ended June 30, 2018	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$1,780	$—	$—	$1,780
Non-Canadian	1,765	—	—	1,765
Total revenues as reported	3,545	—	—	3,545

Cost of sales	2,177	—	—	2,177
Depreciation and amortization	29	—	26	55
Share-based compensation	—	—	614	614
Other G&A expenses	1,044	26	1,116	2,186
Mine site care and maintenance	—	952	—	952
Foreign exchange (gain) loss	—	3	(15)	(12)
Loss on investments		6	67	73
Gain on derivative asset	—	(689)	—	(689)
Other (income) loss	(8)	19	(52)	(41)

Segment income (loss) before taxes	$303	$(343)	$(1,730)	$(1,770)(i)

Total assets	$6,802	$103,545	$23,181	$133,528
Total liabilities	$2,733	$8,387	$3,011	$14,131

As at and for the three months ended June 30, 2017 (restated - note 4)	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$1,379	$—	$—	$1,379
Non-Canadian	1,125	—	—	1,125
Total revenues as reported	2,504	—	—	2,504

Cost of sales	1,591	—	—	1,591
Depreciation and amortization	27	—	21	48
Share-based compensation	—	—	506	506
Other G&A expenses	719	10	1,486	2,215
Mine site care and maintenance	—	488	—	488
Foreign exchange loss	—	—	31	31
Loss on investments			289	289
Other (income) loss	—	14	(46)	(32)

Segment income (loss) before taxes	$167	$(512)	$(2,287)	$(2,632)(i)

Total assets	$5,679	$92,210	$26,827	$124,716
Total liabilities	$1,504	$4,992	$1,771	$8,267

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the six months ended June 30, 2018	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$3,805	$—	$—	$3,805
Non-Canadian	2,504	—	—	2,504
Total revenues as reported	6,309	—	—	6,309

Cost of sales	4,111	—	—	4,111
Depreciation and amortization	54	—	54	108
Share-based compensation	—	—	1,750	1,750
Other G&A expenses	1,700	49	2,656	4,405
Mine site care and maintenance	—	1,633	—	1,633
Foreign exchange (gain) loss	1	6	(44)	(37)
Loss on investments		86	361	447
Gain on derivative asset	—	(663)	—	(663)
Other (income) loss	(8)	35	(113)	(86)

Segment income (loss) before taxes	$451	$(1,146)	$(4,664)	$(5,359)(i)

Total assets	$6,802	$103,545	$23,181	$133,528
Total liabilities	$2,733	$8,387	$3,011	$14,131

As at and for the six months ended June 30, 2017 (restated - note 4)	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$2,734	$—	$—	$2,734
Non-Canadian	1,705	—	—	1,705
Total revenues as reported	4,439	—	—	4,439

Cost of sales	2,977	—	—	2,977
Depreciation and amortization	56	—	43	99
Share-based compensation	—	—	1,624	1,624
Other G&A expenses	1,442	19	3,023	4,484
Mine site care and maintenance	—	931	—	931
Foreign exchange loss	—	—	89	89
Gain on investments			(1,969)	(1,969)
Other (income) loss	—	30	(92)	(62)

Segment income (loss) before taxes	$(36)	$(980)	$(2,718)	$(3,734)(i)

Total assets	$5,679	$92,210	$26,827	$124,716
Total liabilities	$1,504	$4,992	$1,771	$8,267

(i)	Represents consolidated loss before taxes.

For the six month period ended June 30, 2018, revenue from two customers of the Corporation’s Environmental Services segment represents approximately $3,724,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three and six month periods ended June 30, 2018 and 2017 was as follows:

(a)	Key Management Personnel Compensation
	Three Months Ended		Six Months Ended
	2018	2017	2018	2017

Salaries and other short-term benefits	$481	$502	$1,078	$1,267
Share-based compensation	555	489	1,574	1,431
	$1,036	$991	$2,652	$2,698

Key management includes the Corporation’s Board of Directors and members of senior management.

21.	Commitments

As at June 30, 2018, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:
2018	$165
2019	300
Thereafter	95

$560

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $240,000.
(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation incurred $6,891,000 of expenditures and is required to incur further renounceable exploration expenditures totaling $6,033,000 by December 31, 2018 and $5,160,000 by December 31, 2019.